UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [x] Form 10-Q
                                 [ ] Form N-SAR

For  Period  Ended:  March  31,  2004

[  ]Transition  Report  on  Form  10-K
[  ]transition  Report  on  Form  20-F
[  ]Transition  Report  on  Form  11-K
[  ]Transition  Report  on  Form  10-Q
[  ]Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:  _______________

  Read  Instruction  (on back page) Before Preparing Form. Please Print or Type.
--------------------------------------------------------------------------------
        Nothing in this form shall construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART  I  --  REGISTRANT  INFORMATION
Cole  Computer  Corporation
--------------------------------------------------------------------------------
Full  name  of  Registrant
N/A
--------------------------------------------------------------------------------
Former  name  if  applicable
5577  N.W.  Expressway
--------------------------------------------------------------------------------
Address  of  Principal  Executive  Office  (Street  and  Number)
Oklahoma  City,  OK  73132
--------------------------------------------------------------------------------
City,  State  and  Zip  Code

PART  II  -  RULES  12b-25(b)  AND  (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement of other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Additional time is required to prepare the financial statements and complete the related independent auditor's review of the financial statements for the quarter ended March 31, 2004.

PART  IV  -  OTHER  INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        John  L.  Ruth                405                    721-7600
      -----------------------  ---------------  ----------------------------
            (Name)              (Area  Code)         (Telephone  Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(x). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the quarter ended March 31, 2004, the Company incurred a net loss of approximately $75,000 compared to a net loss of $164,424 for the quarter ended March 31, 2003.

                            Cole Computer Corporation
                  -------------------------------------------
                  (Name  of  Registrant  as  Specified  in  Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May  17,  2004                By  /s/  John  L.  Ruth
-----------------------                  --------------------------------------
                                              John  L.  Ruth
                                              President